SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25


                               Commission File Number 0-2315



                     NOTIFICATION OF LATE FILING


                            (Check One):

   [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
   [ ] Form N-SAR

For Period Ended September 30, 1994

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.




     If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification relates:.....


Part I-Registrant Information

Full Name of Registrant    JWP INC.


Former Name if Applicable

Address of principal executive office (Street and Number)
Six International Drive

City, State and Zip Code
Rye Brook, New York 10573-1058


Part II-Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     On February 14, 1994, JWP Inc. ("JWP") filed a consent to an involuntary petition for a reorganization under Chapter 11 of the United States Bankruptcy Code, and on October 3, 1994, a plan of reorganization in connection with such filing was confirmed by order of the United States Bankruptcy Court for the Southern District of New York. Consequently, JWP has recently had to focus its attention on numerous matters in connection with its reorganization, including, but not limited to, significant changes in its business and financial condition. In addition, JWP has recently suffered from an increased turnover of key employees, including Stephen
H. Meyers, its former Senior Vice President-Finance, and Philip
M. McGinn, its former Vice President and Controller. For the above reasons, JWP was not able to file its Quarterly Report on Form 10-Q due November 14, 1994 within the prescribed time period and is hereby filing this Notification of Late Filing on Form 12b-25.



Part IV-Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Mark A. Pompa                    914-935-4101
    (Name)                 (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of l934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    See Annex A attached hereto.


                            JWP INC.


              (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 15, 1994          By:  /s/ Mark A. Pompa
                                           Mark A. Pompa
                                         Vice President
                                         and Controller

                                      Annex A

JWP anticipates that its Consolidated Statement of Operations will reflect a material decrease in revenues; a material increase in operating loss; and a material decrease in loss from continuing operations and net loss on the Form 10-Q for the nine months ended September 30, 1994 compared to September 30, 1993. The material decrease in revenues is principally due to the downsizing of JWP and loss of market share. A substantial portion of the expected operating loss results from reorganization charges and write downs on construction contracts in progress in JWP's North American and United Kingdom subsidiaries. Loss from continuing operations and net loss for the nine months ended September 30, 1994 decreased from such losses for the nine months ended September 30, 1993 as a result of significantly lower interest expense. JWP ceased accruing interest on its debt in default on December 21, 1993 when an involuntary petition for bankruptcy was filed against JWP.